

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

September 4, 2009

Via facsimile and U.S. mail

Howard G. Ervin, Esq.
Vice President, Legal Affairs
Cerus Corporation
2411 Stanwell Drive
Concord, California 94520

>   **Re:**   **Cerus Corporation**
>   **Annual Report on Form 10-K**
>   **for the fiscal year ended December 31, 2008**
>   **Filed March 13, 2009**
>   **File No. 000-21937**

Dear Mr. Ervin:

We have reviewed your letter dated August 26, 2009 and have the following comments. Where indicated, we think you should revise your document in future filings in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the period ended December 31, 2008

1.   We have reviewed your response to comment 2 in your letter dated August 26, 2009 and note that hepatitis A is not a blood-borne pathogen. As such, we have no further comments on the issues raised in that comment at this time.

Form 10-Q for the period ended June 30, 2009

2.   We have reviewed your response to comment 3 in your letter dated August 26, 2009. We understand, however, from your disclosure on page 6 of your 10-K that France is one of the three largest markets in Europe for your product and that "[i]n France, broad product adoption is <u>dependent</u> on a central decision by the

Etablissement Francais du Sang, or EFS, and then a national supply contract being negotiated (emphasis added)." Given that sales of your product in France, which were 19% of your revenues for the six months ended June 30, 2009, appear to be dependent on your agreement with EFS, and such sales are significant, it remains unclear to us why the agreement with EFS should not be filed pursuant to Item 601(b)(10) of Regulation S-K. In addition, we note that after the company's announcement on August 19, 2009 that the Swiss regulatory body, Swissmedic, had approved the use of platelet components treated with your INTERCEPT Blood System, and that the regulatory review process by Swissmedic is similar to the regulatory processes in France (Afssaps) and Germany (Paul Ehrlich Institute), the market price of your common stock jumped by almost 30% on higher than average volume. Given these circumstances, it would appear that your investors find country-specific approval material to their investment decisions. As such, we reissue our comment requesting that you file the agreement with EFS as an exhibit to your filing.

Other

3.   We continue to review your response to prior comment 4. In the meantime, please provide us with a copy of the agreement which contains the confidentiality provisions referred to in your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joe McCann, Staff Attorney, at (202) 551-6262, or me, at (202) 551-3635, with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney